September 10, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Edible Garden AG Incorporated — Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Edible Garden AG Incorporated (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of shares of the Company’s common stock, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact me at (585) 231-1248 with any questions you may have regarding this confidential submission. Please send any correspondence to James E. Kras, Chief Executive Officer and President (JKras@ediblegarden.com), and to me (AMcClean@hselaw.com).

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
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